

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 17, 2006

Mr. David W. Honeyfield
Vice President – CFO, Secretary & Treasurer
St. Mary Land & Exploration Company
1776 Lincoln Street, Suite 700
Denver, Colorado 80203

> **Re: St. Mary Land & Exploration Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed February 27, 2006**
> **File No. 1-31539**
> **Response letter dated July 7, 2006**

Dear Mr. Honeyfield:

 We have completed our review of your 2005 Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director